# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Remitly Global, Inc., CIK 0001782170
CUSIP: 75960P104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 401 Union Street, Suite 1000, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 06/02/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001864839

## Reporting persons
- MIH Fintech Investments B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of any of the referenced class of securities.
- NASPERS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: South Africa (T3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of any of the referenced class of securities.
- Prosus N.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of any of the referenced class of securities.

## Item 1. Issuer
Name of issuer: Remitly Global, Inc.
Address of issuer's principal executive offices: 401 Union Street, Suite 1000, Seattle, Washington, 98101

## Item 2. Person Filing
Name of person filing: This Schedule is jointly filed by MIH Fintech Investments B.V., a private limited liability company organized under the laws of the Netherlands ("MIH Investments"), Prosus N.V., a public limited liability company incorporated under the laws of the Netherlands ("Prosus") and NASPERS LIMITED, a public limited liability company organized under the laws of the Republic of South Africa ("Naspers"). The foregoing entities are collectively referred to as the "Reporting Persons".
Address of principal business office or, if none, residence:
MIH Fintech Investments B.V.
Symphony Offices
Gustav Mahlerplein 5
Amsterdam, 1082 MS
The Netherlands

NASPERS LIMITED
Naspers Centre PO box 2271
Cape Town, 8000
South Africa

Prosus N.V.
Symphony Offices
Gustav Mahlerplein 5
Amsterdam, 1082 MS
The Netherlands
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
9.1 Joint Filing Agreement dated August 11, 2026, by and among the Reporting Persons.

## Signatures
- MIH Fintech Investments B.V.: /s/ F.A.Y. Olbers, Director (08/11/2026)
- NASPERS LIMITED: /s/ N. Marais, CFO (08/11/2026)
- Prosus N.V.: /s/ N. Marais, CFO (08/11/2026)